Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Encana Corporation

1800, 855 – 2 Street S.W.

P.O. Box 2850

Calgary, AB T2P 2S5

2.	Date of Material Change

January 11, 2013

3.	News Release

A news release disclosing the material change was issued through Marketwire on January 11, 2013.

4.	Summary of Material Change

Encana Corporation’s (“Encana”) President & Chief Executive Officer, Randall K. Eresman, has decided to retire, effective January 11, 2013. Clayton H. Woitas was appointed interim President & Chief Executive Officer.

5.	Full Description of Material Change

5.1	Full Description of Material Change:

Encana’s President & Chief Executive Officer, Randall K. Eresman has decided to retire, effective January 11, 2013. Clayton H. Woitas, current director of Encana, was appointed interim President & Chief Executive Officer. Mr. Eresman has agreed to stay on as an advisor until February 28, 2013 to assist with the transition.

5.2	Disclosure for Restructuring Transactions:

N/A

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information

N/A

8.	Executive Officer

For further information, contact Terrence J. Hopwood, Executive Vice-President & General Counsel by telephone at (403) 645-2000.

9.	Date of Report

January 15, 2013